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VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549
USA

                  RE: Ainsworth Lumber Co. Ltd. (the "Registrant") Registration Statement on Form F-4
                          --------------------------------------------

Ladies and Gentlemen:

     On behalf of the Registrant, enclosed herewith for filing pursuant to the Securities Act of 1933, as amended (the "Securities Act") and the General Rules and Regulations thereunder, are:

     (1) copies of the Registrant's registration statement on Form F-4 (the "Registration Statement") relating to (i) the Registrant's exchange offer of US$275 million of its 7 1/4% Senior Notes due October 1, 2012 for a like principal amount of its issued and outstanding 7 1/4% Senior Notes due October 1, 2012; (ii) the Registrant's exchange offer of US$175 million of its Senior Floating Rate Notes due October 1, 2010 for a like principal amount of its issued and outstanding Senior Floating Rate Notes due October 1, 2010; and (iii) the related guarantees issued by Ainsworth Engineered Corp. and Ainsworth Engineered (USA), LLC, each a wholly owned subsidiary of the Registrant; and

     (2) a supplemental letter from the Registrant regarding the exchange offers.






                      Licensed as foreign legal consultants
                 JURISDICTION OF PRIMARY QUALIFICATION: NEW YORK

Securities and Exchange Commission
June 1, 2004
Page 2


     The Registrant has previously transmitted a wire in the amount of US$57,015 to Mellon Bank in connection with the filing fee for the Registration Statements.

     If you have any questions with respect to the enclosed materials, please contact the undersigned or Christopher Morgan at (416) 777-4700.



                                           Very truly yours,


                                           /s/ Robert Normandeau
                                           -------------------------------------
                                           Robert Normandeau


cc:    Catherine Ainsworth
       Robert Allen
              (Ainsworth Lumber Co. Ltd.)

       G. Eric Doherty, Esq.
              (Borden Ladner Gervais LLP)

       Christopher W. Morgan, Esq.
              (Skadden, Arps, Slate, Meagher & Flom LLP)

                             [AINSWORTH LETTERHEAD]





                                                     October 18, 2004



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


                  Re:     Supplemental Letter With Respect to
                          Ainsworth Lumber Co. Ltd.
                          Registration Statement on Form F-4
                          -----------------------------------

Ladies and Gentlemen:

     Ainsworth Lumber Co. Ltd., a British Columbia corporation (the "Company"), is registering two exchange offers, pursuant to a single registration statement on Form F-4 (the "Exchange Offers"), in reliance on the staff of the Securities and Exchange Commission's position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). The Company represents as follows:

     1. The Company has not entered into any arrangement or understanding to distribute the 7 1/4% Senior Notes due October 1, 2012 or the Senior Floating Rate Notes due October 1, 2010, each of which are to be received in the Exchange Offers (together, the "Exchange Notes") and to the best of the Company's information and belief, each person participating in the Exchange Offers is acquiring Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of Exchange Notes.

     2. The Company will make each person participating in the Exchange Offers aware (through the Exchange Offer prospectus or otherwise) that if an Exchange Offer is being registered for the purpose of secondary resales, any security holder using such Exchange Offer to participate in a distribution of Exchange Notes (a) could not rely on the staff position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act"), in connection with a secondary resale transaction.

     3. The Company acknowledges that such a secondary resale transaction must be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

     4. The Company will make each person participating in the Exchange Offers aware (through the Exchange Offer prospectus) that any broker-dealer who holds Original Notes (as defined in the applicable Exchange Offer prospectus) acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to an Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such securities.

     5. The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in either of the Exchange Offers the following additional provisions:

          (a) If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to participate in, and does not have any arrangement or understanding with respect to, a distribution of Exchange Notes.

          (b) If the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Note received in respect of such Original Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.



                                           Very truly yours,



                                           /s/ Catherine Ainsworth
                                           -------------------------------------
                                           Catherine Ainsworth
                                           Chief Operating Officer and Secretary